Exhibit 99.1

Harry Winston Diamond Corporation reports Second
Quarter Results: Strong increase in sales and earnings

TORONTO, CANADA (September 1, 2010) – Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the “Company”) today announced its second quarter results for the period ending July 31, 2010.

Second Quarter Highlights:

  Consolidated sales increased 62% to $153.7 million from $94.8 million in the comparable quarter of the prior year, resulting in earnings from operations of $28.9 million, compared to a loss from operations of $3.9 million for the same quarter of the prior year.
  Rough diamond sales rose 89% to $86.8 million from $46.0 million in the comparable quarter of the prior year. The increase in sales was a result of a combination of a 62% increase in rough diamond prices and a 17% increase in volume of carats sold during the quarter.
  Retail sales increased 37% to $66.9 million from $48.8 million for the same quarter of the prior year. Sales in Europe increased 40% to $24.7 million, sales in Asia increased 40% to $22.6 million, and US sales increased 31% to $19.6 million. Earnings from operations of $2.3 million for the quarter compare favorably to a loss from operations of $5.6 million, in the same quarter of the prior year.
  Rough diamond production for the three months ended June 30, 2010, was 0.65 million carats compared to 0.57 million carats (on a 40% basis), which was 14% higher than the comparable quarter of the prior year. Production in the same quarter last year was unusually low, due to the planned lower volume of ore mined that reflected the softness in the rough diamond market last year.
  Consolidated net income for the second quarter was $16.5 million or $0.22 per share compared to net loss of $24.5 million or $0.32 per share in the second quarter of the prior year. Included in the consolidated net income for the quarter was a net foreign exchange gain of $3.3 million or $0.04 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $25.3 million or $0.33 per share in the comparable quarter of the prior year.

Robert Gannicott, Chairman and Chief Executive Officer said, “This quarter has demonstrated the continued recovery in the international diamond business and it has also shown additional improvement from our own business segments. Both mine production and rough diamond sales increased in parallel with the growth in retail sales from our network of international stores particularly at the high end.  We expect further growth in retail sales supported by renewed marketing efforts as customers seek out true craftsmanship.”

The Company is pleased to announce the appointment of David Carey to its Board of Directors.  Mr. Carey currently serves as the president of Hearst Magazines.  Prior to joining Hearst, Mr. Carey was group president at Condé Nast, where he served as a member of the company’s executive committee and co-lead on all business development efforts, and in other positions at Condé Nast since 1995.

Fiscal 2011 Second Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Sales	153.7	94.8	267.7	204.4
- Mining Segment	86.8	46.0	135.7	103.6
- Retail Segment	66.9	48.8	132.0	100.8
Earnings (loss) from operations	28.9	(3.9)	30.3	(13.9)
- Mining Segment	26.6	1.7	26.5	(3.3)
- Retail Segment	2.3	(5.6)	3.8	(10.6)
Net Earnings (loss)	16.5	(24.5)	7.8	(69.6)
Earnings (loss) per share	$0.22	$(0.32)	$0.10	$(0.97)

Conference Call and Webcast
Beginning at 8:30AM (EDT) on Thursday, September 2, 2010, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-804-6927 within North America or 857-350-1673 from international locations and entering passcode 72158327.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (EDT), Thursday, September 16, 2010 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 21456296.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com .

Ms. Kelley Stamm, Manager, Investor Relations – (416) 362-2237 ext 223 or kstamm@harrywinston.com